UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026
Commission file number: 001-38203
Mynd.ai, Inc.

(Exact name of Registrant as specified in its charter)
Not applicable

(Translation of Registrant’s name into English)

Maples Corporate Services Limited,
PO Box 309,
Ugland House,
Grand Cayman KY1-1104
Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Yes Form 40-F ☐ No

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
On August 17, 2026, Mynd.ai, Inc. (the "Company") issued a press release announcing the NYSE Regulation had accepted the Company's plan to regain compliance with the continued listing standards of NYSE American and granted the Company an extension through December 2, 2027 to regain compliance. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-Kand is incorporated herein by reference.
Forward-Looking Statements
Certain statements made in this Form 6-K are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “plan,” “will,” “believe,” “anticipate,” “doubt,” “expect,” “intend,” and similar terms and phrases are used in this press release to identify forward-looking statements. Actual results may differ materially from those expressed or implied by such statements due to risks, uncertainties, and other factors described in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update any forward-looking statements except as required by law.
EXHIBIT INDEX

Exhibit No	Description
99.1	Press Release dated August 17, 2026

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mynd.ai, Inc.

	By:	/s/ Arthur Giterman
	Name:	Arthur Giterman
Date: August 17, 2026	Title:	Chief Executive Officer & Chief Financial Officer